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                                                                      Exhibit 21

                     SUBSIDIARIES OF BED BATH & BEYOND INC.

The following are all of the subsidiaries of Bed Bath & Beyond Inc. other than:
(i) 100% owned subsidiaries of Bed n Bath Stores, Inc., which subsidiaries hold no assets other than a single store lease and, in some cases, fully depreciated fixed assets; and (ii) subsidiaries which in the aggregate would not constitute a significant subsidiary.


NAME                                                                 STATE

BBBL, Inc.                                                           Delaware
BBBY Management Corp.                                                New Jersey
Bed n Bath Stores, Inc.                                              New Jersey
Bed Bath & Beyond of California Limited Liability Company            Delaware